Friess Associates observations for clients and Brandywine Funds shareholders

June 30, 2008

Earnings Growth is a Valuable Commodity

     Some say speculation is behind soaring prices for oil and other commodities, just the latest stop for the nomadic horde of capital hopscotching the globe in search of greater returns. Unconscious to the real-world consequences of their actions, big-money opportunists artificially inflate prices to the detriment of society.

     The other camp dismisses that contention, arguing the speculative self-interest serves a greater good by adding liquidity that helps these critical markets function efficiently. Speculators are not an outsized influence on prices. Prices simply reflect the balance of supply and demand, with the rapid rise of developing nations adding serious heft to the demand side.

     We admit there are convincing arguments on both sides, and an even stronger case to be made for the role extended weakness in the dollar plays in the price of oil. But debating the cause serves no practical purpose for us as investors. Our challenge is to understand how prevailing conditions affect companies at the grassroots level, where earnings trends provide actionable insight into promising opportunities and potential pitfalls alike.

     While data portray a fragile backdrop, the portfolios we manage hold companies that show parts of the economy are far from breaking. The average company we hold firm-wide is expected to finish this year with 26 percent earnings growth, which is more than four times the rate of the average S&P 500 Index company.

     Persistent concerns about the economy revolve around a besieged consumer, whose biggest asset, real estate, continues to depreciate at a time when pricing in basic necessities is a source of financial duress. The median price paid for a home in May showed a year-over-year decline of 6.3 percent.

     The U.S. Department of Agriculture predicts food prices will rise 5.5 percent this year, a forecast made prior to flooding that wreaked havoc on Midwestern corn-growing states. A bushel of corn, a fairly ubiquitous link in the food chain, is now two-thirds more expensive than it was six months ago.

     Six months ago the big debate about oil prices was whether they would top $100 a barrel. By the end of the June quarter, prices breached $140.

     The weak dollar, speculators, OPEC utterances, Iran’s nuclear ambitions, India, China – none of it is new, but for some reason their power to lift prices is growing. The end result is strain on the consumer, who pays 36 percent more for gasoline than at the start of the year, and producers, who must determine how much of their higher transportation costs they can price into their products without alienating customers.

On the last day of June, U.S. crude for August delivery at one point crossed $143 a barrel, marking an all-time trading high for oil prices. The same day AAA reported the national average retail price for gasoline rose to a record $4.086 a gallon, with drivers in 33 states paying more than $4.

     These are the realities of the current environment. As dreary as some of it might seem, the various trends provide a definable framework to operate within.

     The market delivered a message to some of the technology stocks we held back in the March quarter at a time when the threat of recession brought into question their ability to maintain their growth rates. Customers were cautious and earnings visibility dropped, prompting us to sell a number of technology holdings to mainly fund buys of energy-related companies with clearer paths to earnings growth.

     Elevated oil prices spur frenzied exploration and production activity, stoking demand for drillers and equipment-and-service providers. Expensive oil also makes coal a more attractive alternative. Prices are well beyond the level it takes to keep activity humming.

     Even if U.S. oil consumption falls off significantly, the developing countries responsible for much of the increase in global demand subsidize petroleum products for their citizens. Since subsidies insulate energy consumers in these nations, they don’t get squeezed by higher prices and, as a result, their appetite goes largely unchecked.

     With strong demand and rigid supplies, the incentive for production is lasting. Oil States International (page 5) is an example of a recent addition to the portfolios we manage that is positioned to benefit. Oil States generates annual revenue in excess of $2 billion by catering to the practical needs of drilling operations with essentials such as steel pipes, tools and worker accommodations.

     The same growth in developing economies lifting oil prices is exerting pressure on dry bulk commodities such as iron ore, coal, grain and steel products. Prices paid to dry bulk shippers are at record levels, and the global fleet is stretched.

     In a field where reliability influences everything from winning business to securing financing, Genco Shipping & Trading (page 5) boasts a successful track record and a respected management team. On average, its vessels are less than half the age of the industry average, lowering operating costs. Not only is the company on pace to more than double revenue this year, but its operations offer earnings visibility that is especially valuable in the current environment. Genco’s expenses are predictable, its financing is fixed and its revenue flows from contracting its vessels for periods ranging from one to three years.

     Given the challenges facing consumers, it’s not surprising that consumer-related holdings only represent a limited portion of the overall assets we manage. Still, our individual-company research sees strength in select consumer-related companies. (For insights on retail, please see page 3.)

When times get tough, savvy consumers change their behavior. BJ’s Wholesale Club (page 4) is enjoying rising sales and growing membership rolls thanks to an increase in cost consciousness. By offering a wide array of products, ranging from grocery items to furniture, BJ’s attracts bargain hunters looking for a one-stop solution to limit their shopping trips. The company also sells gas at a discount at many locations, increasing customer traffic.

     CVS Caremark (page 4) derives about 85 percent of its more than $80 billion in annual revenue through pharmacy-related business, which is not particularly sensitive to the economic climate. CVS Caremark also helps save costs for patients and corporations through its pharmacies and pharmacy benefits management services. The company is also continuing to outfit select existing locations with MinuteClinics, which offer customers convenient, low-cost access to health-care professionals.

     Overall, holdings from the technology and industrial sectors account for the largest percentages of assets, followed closely by energy holdings.

     The portfolios we manage have minimal exposure to the financial sector and limited exposure to the consumer-discretionary sector.

     Now we embark on the second half of 2008, the potential turning point strategists have cited since the economy first began to sag. Earnings performance late last year set the bar relatively low, giving companies the opportunity to show marked year-over-year improvement. Weakness in the dollar versus other currencies puts exporters in a position to supply an economic lift by responding to overseas demand.

Robust Growth Potential

FORECASTED INCREASE IN EARNINGS PER SHARE 2008 vs 2007

All figures are dollar weighted and based on data from Baseline. June 30, 2008.

     Economic risks obviously remain, with oil prices high on the list. But interest rates are still low, and the Federal Reserve continues to signal its commitment to ensuring the credit market’s health. The banking crisis, while significant, appears to be running its course in a more orderly fashion than at any other time since it began.

     We take the macro climate into consideration to the degree that it impacts individual-company earnings trends. We’re encouraged by the opportunities our research continues to isolate. The typical company we hold is expected to increase its earnings by more than one-fourth versus the year-ago period. We believe that kind of company warrants positive attention in any environment.

We’re grateful for the opportunity to serve you!

Bill D’Alonzo Chief Executive Officer

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Selective Shopping in the Retail Sector

     Higher energy and food bills, slumping home values and tight credit conditions are forcing consumers to reconsider how they allocate their hard-earned dollars. As a result, recent reports from the nation’s merchants excluding gas stations showed sales during the first half of this year growing at less than a quarter of the pace they set in the first half of 2007.

     The portfolios we manage hold a modest number of companies in the consumer discretionary sector, up from almost no exposure at the beginning of the year. It’s still a substantially light area in terms of relative exposure to benchmark indexes – and for good reason.

     The Charles Schwab Consumer Stress Index, which tracks changes in the S&P 500 Index, the dollar, job growth, home prices, and oil and other commodity prices, shows that consumers haven’t been under this much pressure since the late 1970s. With spending expected to remain depressed in the months ahead, the earnings outlook is cloudy for many sellers of goods and services.

The Consumer Stress Index Plunges

As of June 25, 2008. Source: Charles Schwab. The Charles Schwab Consumer Stress Index is calculated using the average year-over-year percentage change in the S&P 500 Index, U.S. Dollar Index, non-farm payroll, median home price (based on new and existing single-family homes), the inverse of oil price, medical care (taken from NSA CPI) and the CRB Foodstuffs Index.

     Still, we don’t paint entire sectors with broad strokes, allowing us to cherry pick retailers with characteristics that benefit from or run counter to prevailing broad trends. According to Thomson Portfolio Analytics, the average consumer discretionary holding in our portfolios is expected to grow earnings 23 percent in the next 12 months, almost two times as fast as the sector’s average component company in the Russell 3000 Growth Index. We’ll be watching closely which ones best navigate the important two quarters ahead.

     Given the broad and persistent nature of the pressures consumers now face, our research is focused on companies able to rapidly grow their bottom lines based on current sales trends. Even with an added boost from recently distributed government stimulus checks, the economy and consumers are not likely to snap out of their sluggish spell abruptly.

     In this environment, companies offering discounted food and general merchandise as well as one-stop shopping should continue to thrive. Holding Costco Wholesale Corp., the largest U.S. warehouse retail club, maintains healthy gross profit margins while selling everything from gasoline to fresh fruit as inexpensively as possible. May-quarter earnings grew a stronger-than-expected 20 percent, as budget-conscious shoppers sought to save money by making bulk purchases.

     Holding Big Lots also benefits as consumers look to get the most out of every dollar. The company, which buys closeout and overstocked items and sells them at a discount, is a top performer in the S&P 500 Index so far this year. Big Lots carefully manages its supply chain, real estate costs and inventory, while encouraging customers to spend more per visit through a merchandising strategy it calls “raise the ring” and enhancing its direct-to-consumer business. April-quarter earnings grew 62 percent, topping estimates by 17 percent.

     Lean inventories, high inventory turnover, favorable products and price points, solid expense management, strong e-commerce sales, and achievable expectations for same-store sales and earnings growth have also led to investments in other retailers.

     Holding Aeropostale grew April-quarter earnings 50 percent, beating estimates. With back-to-school fashions hitting the racks next month, our channel checks indicate sales strength at the company has continued due to brand loyalty from its teen customer base and attractive prices compared to competitors.

     Savvy retailers know that the first markdown is the most profitable. In the current environment, we’d rather see a retailer sell at a sizable discount early to clear the way for new merchandise than prolong the process by starting with small reductions that don’t go far enough to move unwanted product right away. Turning inventory quicker allows sellers to better focus on near-term customer demand, giving them the flexibility to stock what’s selling.

     Holding Urban Outfitters topped estimates with April-quarter earnings growth of 47 percent with sales and net margins both improving in part due to a more aggressive markdown strategy.

     With $4-per-gallon gas and milk now sharing space in the monthly budget, our exposure to the retail sector isn’t likely to increase dramatically, and it could fall. But as long as this or any other sector contains companies able to post solid growth and investors are willing to look through the macro clouds to reward them for it, we remain open to selectively searching for promising exceptions to broader trends.

3	Friess Associates

BJ’s Wholesale Club Inc., BJ

     At a time when most retailers provide guidance that confirms slowing economic growth, BJ’s sees promise in its earnings outlook thanks to bargain-minded consumers looking consolidate shopping trips.

     NYSE-listed BJ’s Wholesale Club Inc. is the third-largest domestic warehouse club operator. The company operates 178 stores in the eastern U.S. that sell discounted branded and private-label products in a wide range of merchandise categories. About 60 percent of its stores also operate gas stations. BJ’s differentiates itself from large competitors Sam’s Club and Costco by focusing on retail customers through a broader selection of consumable goods and multiple package sizes.

     April-quarter earnings grew 45 percent, marking its third consecutive quarter ahead of expectations. Comparable-store sales increased nearly 10 percent, boosted by higher sales of high-margin perishable foods and volumes of less profitable gasoline sales. Discounted gas prices for club members helped store traffic reach three-year highs.

     Changes in management have been accompanied by a renewed emphasis on membership growth and merchandising. The company’s member acquisition program has surpassed expectations in both trial memberships and conversions to paid memberships. In merchandise, BJ’s has increased the quantity and quality of its high-margin perishables and continued to scrutinize its product and brand mix for profitability.

     Your team spoke with Chief Operating Officer Laura Sen about the company’s ability to capitalize on higher food costs and take market share from traditional grocers with BJ’s purchasing leverage. Roughly 75 percent of sales in foods and consumable items at BJ’s are also found in supermarket aisles at considerably higher price points.

     Your team bought BJ’s at 16 times earnings estimates for the fiscal year ending January 2009. Wall Street predicts 30 percent earnings growth in the upcoming July quarter.

CVS Caremark Corp., CVS

     Pharmacies don’t necessarily fall ill when the economy is in poor health, as demand for medications is largely a function of demographics. Doctors write prescriptions in good times and bad, and where their patients choose to have them filled depends on two main factors: convenience and cost. By increasing the former and decreasing the latter, CVS Caremark fills or manages more prescriptions than any other drugstore chain in the nation.

     NYSE-listed CVS Caremark Corp. generated more than $84 billion in revenue in the 12 months through March, with about 85 percent of the total stemming from pharmacy-related business that includes an annual prescription flow above one billion. The company operates over 6,300 stores in 44 states and the District of Columbia. Through its Caremark Pharmacy Services division, it provides pharmacy management services, mail-order prescriptions and other cost-control strategies for corporations and health plans. Corporate customers include AT&T, General Electric and Harley-Davidson.

     CVS Caremark grew March-quarter earnings 20 percent. Profit margins expanded thanks to a rise in sales of generic drugs, which are cheaper for consumers while at the same time more profitable for pharmacies.

     CVS Caremark also treated more than 300,000 patients in the company’s in-store MinuteClinics during the quarter. MinuteClinics, which currently number 500, offer quick and cost-effective access to health-care professionals to treat common ailments and provide routine vaccinations.

     Your team participated in a discussion led by Executive Vice President Larry Merlo, who explained how the MinuteClinic concept extends the company’s commitment to providing convenient solutions. Customers report location, walk-up service, hours of operation and insurance acceptance as their main reasons for using MinuteClinics.

     Your team bought CVS Caremark at less than 17 times 2008 earnings estimates. Wall Street predicts the company will grow earnings 25 percent this year.

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Genco Shipping & Trading Ltd., GNK

     In many ways the global economy makes the world a smaller place, but in practical terms oceans still separate many resources from the countries hungriest for them. With rates paid to shippers at unprecedented levels, an established reputation for reliability and a modern fleet draw customers to Genco in waves.

     NYSE-listed Genco Shipping & Trading Ltd. operates a fleet of 29 vessels that transport dry bulk items such as iron ore, coal, grain, steel products and other cargo. Revenue reached $241 million in the 12 months through March, up 75 percent from the prior year. Customers include Cargill, Hyundai Merchant Marine and The Torvald Klaveness Group.

     In a business dotted by independent operators of all stripes, interviews with industry insiders revealed that a reputation for delivering as promised goes a long way. Genco benefits from its status as a public company and the deep experience of its management team, which includes the founder of the publicly traded oil tanker operator General Maritime. Also, Genco’s vessels on average are 10 years younger than the industry average, offering reliability and lower operating costs.

     March-quarter earnings grew 158 percent, beating estimates. Predictable operating expenses, fixed financing on ship acquisitions and charter agreements that set rates for one to three years give Genco strong earnings visibility.

     Your team spoke with Chief Financial Officer John Wobensmith about tight credit conditions limiting options for some of the industry’s smaller operators. As a result, Genco faces less competition for vessel acquisitions, increasing the company’s chances of securing targeted assets at attractive prices. The company expects delivery of five more vessels by the end of this year, followed by another seven in 2009.

     Your team bought Genco at seven times current 2008 earnings estimates. Wall Street predicts the company will grow earnings 131 percent this year.

Oil States International Inc., OIS

     With energy prices hitting record highs, producers worldwide are making substantial capital investments to increase production capabilities. Oil States’ eclectic portfolio of critical oil-field services, from supplying drill pipes to catering meals for work crews, uniquely positions it to benefit.

     NYSE-listed Oil States International Inc. is the largest North American distributor of oil country tubular goods (OCTG), or the massive steel pipes and casing used in drilling wells. The company also operates land rigs, makes products for deepwater production facilities and subsea pipelines, and supplies rental tools, workforce accommodations and other oil-field services. A large customer base provides exposure to high-potential areas, including the Canadian Oil Sands, Rockies, Permian Basin, Barnett Shale and various offshore locations.

March-quarter earnings grew 25 percent, topping estimates by 14 percent. Revenue from high-end lodges in the oil sands region of Canada increased 56 percent, primarily due to a 70 percent increase in room capacity versus 2007. Sales of offshore equipment also contributed to results as deep-water drilling activity intensified.

     High commodity prices and declining stored inventory are expected to result in increased natural gas drilling and exploration work in the second half of 2008. Amid tight inventory conditions and rising input costs, OCTG manufacturers have announced several price increases that will enhance Oil States’ margins as they are passed through to customers.

     Your team spoke with Chief Executive Cindy Taylor regarding the increasingly favorable outlook for the company’s accommodations business in the oil-sands region. Already the largest facility provider in Northern Alberta, Oil States recently received approval to begin construction of its fourth major lodge.

     Wall Street predicts the company will grow earnings 20 percent this year. Your team purchased Oil States at 12 times 2008 earnings estimates.

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Susan Morgan

     Multi-talented and industrious, Susan Morgan in her earliest days as a Friess Associates employee developed a reputation for generously sharing her time, talent and insights with new additions to the team. She likes to joke that she was just grateful for the help.

     In June 1978, Susan became the first person hired by our firm’s founder, Foster Friess. During the just-completed June quarter, on her 30th anniversary, she retired.

     “Susan helped set the high standards to which we hold ourselves,” said Chief Executive Officer Bill D’Alonzo. “She will be greatly missed, but her positive influence on our culture leaves a valuable and enduring legacy that will continue to benefit Friess teammates, clients and shareholders for years to come.”

Being the firm’s first employee meant starting with a broad job description.

     She was a trader, receptionist, accountant, writer and office manager. As more people joined the firm, Susan focused on trading as her sole responsibility.

     During her tenure, trading evolved from a low-tech operation with handwritten “tickets” to the most technology-intensive function in the company. The firm’s first link to the market was a single Quotron machine, which could display just 10 stocks at a time. Today’s traders share a common, lively workspace, with each trader surrounded by four computer screens displaying real-time information from various quote systems and data providers.

     At the time of her retirement, assets under management were about 944 times greater than when Susan joined the firm. She eventually traded positions in single securities that eclipsed the firm’s 1978 asset size. Susan went from the only employee to one of more than five dozen.

     Susan has a passion for travel and, over the years, she has seen sites in Costa Rica, England, France and New Zealand by foot and by bicycle. In recent years, she has become a repeat visitor to a small Italian village, which seems likely to become her home away from home in retirement.

     Susan never has been big on goodbyes. Her signature farewell at the end of each work day was to politely wave and ask, “Again tomorrow?”

So to Susan we say thank you for many yesterdays marked by service to clients and shareholders, class, optimism and friendship. We wish you many happy tomorrows.

On the Cutting Edge...
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Green Fuel, Literally
San Diego-based Sapphire Energy claims its genetically engineered algae produce the ultimate “green” fuel. Unlike other biofuels that can only replace a fraction of oil consumption due to the limitations in producing feedstocks such as corn, Sapphire says its algae could supplant fossil fuels altogether because its only inputs are sunlight and non-potable water. The company says the green crude produced by its algae’s photosynthesis can be processed using existing energy infrastructure, resulting in quality gasoline, diesel and jet fuel. Backed by $50 million in venture capital, Sapphire aims to open its first commercial production plant in about three years.

Space Technology Goes Underground
Technology designed to investigate the soil structure of other planets is now being used to promote safety in Canadian mines. RST Group, based in Germany and Switzerland, adapted special ground-penetrating radar, originally developed by the European Space Agency (ESA) for planet roving vehicles, to make devices capable of identifying invisible gaps in the roofs and walls of mines. RST’s radar uncovers structural threats in two main mining environments: hard rock mines and potash mines. The ESA’s technology transfer department has also fielded other requests about its radar, including a company interested in adapting it for street and tunnel maintenance.

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Roy Smith

     At his previous employer, Roy Smith and one other coworker co-managed two portfolios. With that many companies to follow, the responsibility was a testament to the firm’s confidence in Roy’s ability. Now that he is part of a team with more than two dozen fellow researchers and support staff, we’re confident that the chance to perform exhaustive work on fewer companies will allow Roy to maximize his ability to benefit clients and shareholders.

     “Through his experience as a portfolio manager, Roy developed a keen ability to identify opportunities in different industries, making him an excellent fit for our generalist research approach,” said Research Team Leader Fran Okoniewski. “He still gets to cast a wide net, but now he enjoys the opportunity to selectively narrow his focus to the best 12 to 15 companies he can find.”

Roy joined Friess Associates during the March quarter. He came on board with 13 years of experience in the investment business, including stints with Alex Brown and Wachovia Securities. Most recently, he was Principal and Co-Portfolio Manager for Pequot Capital Management, where he co-managed almost $400 million in two small-to-mid-cap portfolios.

     The investment strategy Roy employed at Pequot was in many respects similar to the Friess approach, which is an important ingredient in the backgrounds of new additions to the team. He focused on companies with accelerating earnings growth, typically driven by a catalyst such as a new product, management team or market opportunity.

     Roy also followed a sell discipline designed to reduce risk by triggering sales when a target price is reached, the earnings catalyst is exhausted or fundamentals deteriorate.

     Roy says he enjoys the unique structure of the Friess research team, which emphasizes cooperation among fellow researchers as opposed to competition. “The atmosphere here creates a real team effort working toward the common goal of making money for our clients and shareholders,” he said.

     Roy earned a bachelor of science degree with majors in finance and marketing from Syracuse University. He played lacrosse for Syracuse, which won two national championships during his time on the squad.

     Roy enjoys outdoor activities, including mountain biking, kayaking, snowboarding and fly-fishing. He and his wife have two daughters and a son.

What?
Engineers at the Polytechnic University of Valencia in Spain designed materials that they believe could be used to shield objects from sound. Their research, published in the New Journal of Physics, uncovered a method by which acoustic cloaking materials could be used to direct sound waves around an object so they reform on the other side without distortion. In practical applications, arrays of tiny cylinders, called “sonic crystals,” would be layered to a thickness dictated by the desired acoustical effect. If successfully developed, the materials could bring quiet to occupants of urban buildings, eliminate interference from columns in concert halls or even make military ships invisible to sonar.

Buses Communicate with Commuters
Public transit is becoming more appealing to commuters amid soaring gasoline prices at a time when states and cities are increasingly embracing technology to improve the public transportation experience. In early June, Broward County, Florida launched 34 solar-powered signs as the first of a planned 300 that use GPS-tracking to feed live schedule information to bus shelters announcing arrival times, delays and upcoming departures. Rutgers, the State University of New Jersey, aims to outfit all 50 of its bus shelters with solar-powered, GPS-linked schedules by the end of the summer. Transportation authorities in California, Delaware, Indiana, New York and Washington D.C. also use or plan to use similar technology.

7	Friess Associates

Gain More, Lose Less, Stay Ahead

     The S&P 500 Index started 2008 with its worst six-month stretch of performance since the bear market environment of 2002. At times when unpredictable economic factors force groups of stocks lower, we focus on finding companies poised to stand out for their ability to deliver solid results.

     Companies that outperform the investment community’s expectations attract attention regardless of where economists peg the current state of the economy. In the five years through March, our flagship Brandywine Fund captured 120 percent of the Russell 3000 Growth Index’s return in up quarters and just 76 percent of the benchmark’s declines in down quarters.

     Any long-term investor can probably relay the risks of investing. Investing in the stock market means at times you may lose money. Simple math dictates that if a particular stock drops by half of its value, it will need to increase by 100 percent to return to its starting value. An intensive research effort focused on each individual company’s earnings prospects helps us limit volatility. The overall goal is to participate in high-growth areas while minimizing inherent downside risks.

     In our view, earnings performance is the best gauge of a company’s success. We only buy companies after we believe our research shows a definable information advantage. Our portfolios evolve as our company-by-company search for earnings growth prompts us to migrate to pockets of earnings strength as conditions shift. Portfolio characteristics, such as sector weightings, are byproducts of this constant search for individual-company earnings strength.

     Earlier this year, we sold a number of tech companies as gauging demand for their products and services became more difficult with consumers and businesses becoming more cautious. The sales funded new purchases primarily in the materials and energy sectors, where earnings visibility was much stronger at the time. These two sectors are currently the only sectors in the S&P 500 Index in positive territory this year.

     We typically buy companies that sell at reasonable multiples of earnings estimates, differentiating us from other growth investors willing to pay big premiums for growth. As a result, we’re less prone to getting swept into speculative, momentum-driven rallies that sometimes drive prices ahead of underlying fundamentals, often resulting in steep declines when expectations go unfulfilled.

     At the heart of our approach is a research effort that takes nothing at face value. More than two dozen internal research professionals and additional research consultants perform more than 100 interviews each day with company managements, customers, competitors and suppliers to glean insights in an effort to uncover opportunities and foresee trouble before the information becomes widely known to the broader investment community.

     With oil prices hovering at record highs, consumer confidence levels at 16-year lows and credit and housing market woes still lingering, there’s a reasonable chance that broad market jitters could persist. Instead of trying to handicap the macro environment, we’ll keep our sights trained on the performance of individual companies in search of the ones best able to grow their businesses in current conditions.

Friess Strategy Highlights
• Rapidly growing companies. Average Friess holding expected to grow earnings 26 percent in 2008.
• Reasonable price-to-earnings ratios. Current average holding sells at 18 times 2008 estimates.
• Focus on companies likely to exceed consensus earnings estimates.
• Emphasis on under-researched, lesser-known companies rather than industry leaders.
• Intensive and repeated contacts with company managements,
competitors, customers and suppliers.
• Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates and not to the actual performance of the portfolios themselves. As of June 30, 2008, BJ’s Wholesale Club Inc., CVS Caremark Corp., Genco Shipping & Trading Ltd., Oil States International Inc., Costco Wholesale Corp., Big Lots, Aeropostale and Urban Outfitters represented 0.53, 3.18, 0.29, 1.28, 2.77, 0.76, 1.17 and 3.12 percent of Brandywine Fund’s assets. Brandywine Blue Fund held CVS Caremark Corp. and Costco Wholesale Corp. at 4.64 and 4.15 percent of assets. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. As of June 30, 2008 the Brandywine Fund’s average annual total returns for 1, 5 and 10 years were 0.99, 13.53 and 7.74 percent; the Russell 3000 Growth Index’s were -6.38, 7.56 and 1.08 percent. The Russell 3000 Growth and S&P 500 Indexes are unmanaged indexes commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576	Editorial Staff: Chris Aregood and Adam Rieger	P.O. Box 4166
Jackson, WY 83001		Greenville, DE 19807
(307) 739-9699 • (307) 739-0899 fax		(302) 656-3017 • (302) 656-7644 fax

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